Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel 905-726-2462
Fax 905-726-7164
www.magna.com

PRESS RELEASE

MAGNA POSTS 2011 ANNUAL REPORT

March 30, 2012, Aurora, Ontario, Canada, Magna International Inc. (TSX: MG;
NYSE: MGA) today announced that its 2011 Annual Report, including Management's Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company's website, www.magna.com. Magna has also filed these documents with the Canadian Securities Administrators (accessible through their website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Magna will provide a hard copy of our audited financial statements as contained in our 2011 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc.,
Attn:  Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

ABOUT MAGNA

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/ systems; as well as complete vehicle engineering and assembly.

We have approximately 108,000 employees in 286 manufacturing operations and 88 product development, engineering and sales centres in 26 countries.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.